

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

June 26, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on June 26, 2019, The Nasdaq Stock Market (the "Exchange") received from Change Healthcare Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.001 per share
6.00% Tangible Equity Units

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery